# 89- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031204

REGISTRANT'S NAME Daiwa House Industry Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2002
THOMSON FINANCIAL

DEPOSITARY BANK: Bankers Trust

FILE NO. 89- 60 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *F-6WAV (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | *SUPPL (OTHER)* | ☑ |

*OICF/BY:* dw

*DATE* : 3/28/02

Deutsche Bank

89-60

**Bankers Trust**
Corporate Trust & Agency Services

Bankers Trust Company
Four Albany Street
New York, NY 10006
Direct Fax: 212 669 0065
Direct Tel: 212 250 8500

22 March 2002



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

Re: Information Furnished under File Number **89-60** with Respect to the ADR facility of Shares of **Daiwa House Industry Co. Ltd.** Pursuant to a Waiver from General Instruction I.A. (3) of Form F-6.

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

**Jean Paul Simoes**
**Depositary Receipts**

89-60

02 MAR 27 AM 8:14



Significant Shareholder Changes for Japanese Companies 

Tokyo, Feb. 28 (Bloomberg Data) -- The following information comes from papers filed with Japan's Ministry of Finance relating to changes in significant shareholders. The papers were filed on Feb. 22 and Feb. 26, 2002.

| | |
|---|---|
| Company Name: | Kiing Home Co. |
| Ticker Code: | 1757 JP |
| Transaction Date: | October 24, 2001 |
| Shareholder: | United World Securities (International) |
| Shares Owned: | 0 shares |
| Percentage of Outstanding Shares: | 0.00% |
| Previous Percentage Owned: | 10.95% |

| | |
|---|---|
| Company Name: | Chitose Electrical Construction Co. |
| Ticker Code: | 1938 JP |
| Transaction Date: | February 21, 2002 |
| Shareholder: | Sumitomo Electric Industries |
| Shares Owned: | 1,056,000 shares |

 

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Percentage of Outstanding Shares: 6.77%
Previous Percentage Owned: 9.41%

Company Name: Japan Paperboard Industries Co.
Ticker Code: 3869 JP
Transaction Date: February 19, 2002
Shareholder: Nippon Paper Industries Co.
Shares Owned: 40,967,000 shares
Percentage of Outstanding Shares: 46.70%
Previous Percentage Owned: 45.29%

Company Name: Nittoh Bion Co.
Ticker Code: 4032 JP
Transaction Date: February 19, 2002
Shareholder: Sumitomo Corp. (Sumitomo Shoji Kaisha)
Shares Owned: 4,742,000 shares
Percentage of Outstanding Shares: 45.00%
Previous Percentage Owned: 36.50%

Company Name: Kennedy-Wilson Japan
Ticker Code: 4321 JP

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Significant Shareholder Changes for Japanese Companies 

| | |
|---|---|
| Transaction Date: | February 19, 2002 |
| Shareholder: | Ryosuke Honma |
| Shares Owned: | 2,064 shares |
| Percentage of Outstanding Shares: | 7.29% |
| Previous Percentage Owned: | - |

| | |
|---|---|
| Company Name: | Kennedy-Wilson Japan |
| Ticker Code: | 4321 JP |
| Transaction Date: | February 19, 2002 |
| Shareholder: | Richard A Mandel |
| Shares Owned: | 2,064 shares |
| Percentage of Outstanding Shares: | 7.29% |
| Previous Percentage Owned: | - |

| | |
|---|---|
| Company Name: | Kennedy-Wilson Japan |
| Ticker Code: | 4321 JP |
| Transaction Date: | February 19, 2002 |
| Shareholder: | Kennedy-Wilson Inc |
| Shares Owned: | 14,000 shares |
| Percentage of Outstanding Shares: | 50.49% |
| Previous Percentage Owned: | - |

Significant Shareholder Changes for Japanese Companies 

Company Name: Andor Co.
Ticker Code: 4640 JP
Transaction Date: February 19, 2002
Shareholder: Tokyo Computer Service Co
Shares Owned: 2,109,000 shares
Percentage of Outstanding Shares: 40.68%
Previous Percentage Owned: 40.66%

Company Name: Park24 Co.
Ticker Code: 4666 JP
Transaction Date: February 21, 2002
Shareholder: Kiyoshi Nishikawa
Shares Owned: 1,037,000 shares
Percentage of Outstanding Shares: 8.72%
Previous Percentage Owned: 10.22%

Company Name: Falco Biosystems Ltd.
Ticker Code: 4671 JP
Transaction Date: February 22, 2002
Shareholder: Penta Investment Advisors

Significant Shareholder Changes for Japanese Companies 

Shares Owned: 967,000 shares
Percentage of Outstanding Shares: 12.03%
Previous Percentage Owned: 13.21%

Company Name: Toei Animation Co Ltd
Ticker Code: 4816 JP
Transaction Date: February 19, 2002
Shareholder: Capital Gurdian Trust Co.
Shares Owned: 462,000 shares
Percentage of Outstanding Shares: 6.60%
Previous Percentage Owned: 4.97%

Company Name: Japan Drop Forge Co.
Ticker Code: 5642 JP
Transaction Date: February 20, 2002
Shareholder: Kanematsu Trading KK
Shares Owned: 791,000 shares
Percentage of Outstanding Shares: 5.96%
Previous Percentage Owned: 7.00%

Company Name: Murachiku Co.

 

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Significant Shareholder Changes for Japanese Companies Page 6/10

| | |
|---|---|
| Ticker Code: | 7629 JP |
| Transaction Date: | February 19, 2002 |
| Shareholder: | Shinnosuke Murakami |
| Shares Owned: | 0 shares |
| Percentage of Outstanding Shares: | 0.00% |
| Previous Percentage Owned: | 75.96% |

| | |
|---|---|
| Company Name: | Murachiku Co. |
| Ticker Code: | 7629 JP |
| Transaction Date: | February 19, 2002 |
| Shareholder: | Nikko Cordial Securities Inc |
| Shares Owned: | 4,645,000 shares |
| Percentage of Outstanding Shares: | 75.96% |
| Previous Percentage Owned: | - |

| | |
|---|---|
| Company Name: | Murachiku Co. |
| Ticker Code: | 7629 JP |
| Transaction Date: | February 20, 2002 |
| Shareholder: | Nikko Cordial Securities Inc |
| Shares Owned: | 0 shares |
| Percentage of Outstanding Shares: | 0.00% |

Significant Shareholder Changes for Japanese Companies 

Previous Percentage Owned: 75.96%

Company Name: Murachiku Co.
Ticker Code: 7629 JP
Transaction Date: February 20, 2002
Shareholder: Shinnosuke Murakami
Shares Owned: 4,645,000 shares
Percentage of Outstanding Shares: 75.96%
Previous Percentage Owned: -

Company Name: Takeda Printing Co.
Ticker Code: 7875 JP
Transaction Date: February 21, 2002
Shareholder: Nikko Cordial Securities Inc
Shares Owned: 1,067,000 shares
Percentage of Outstanding Shares: 12.15%
Previous Percentage Owned: -

Company Name: Takeda Printing Co.
Ticker Code: 7875 JP
Transaction Date: February 22, 2002

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Significant Shareholder Changes for Japanese Companies Page 8/10

| | |
|---|---|
| Shareholder: | Nikko Cordial Securities Inc |
| Shares Owned: | 0 shares |
| Percentage of Outstanding Shares: | 0.00% |
| Previous Percentage Owned: | 12.15% |
| | |
| Company Name: | Shaklee Japan Kabushiki Kaisha |
| Ticker Code: | 8205 JP |
| Transaction Date: | February 25, 2002 |
| Shareholder: | Yamanouchi Pharmaceutical Co. |
| Shares Owned: | 0 shares |
| Percentage of Outstanding Shares: | 0.00% |
| Previous Percentage Owned: | 77.73% |
| | |
| Company Name: | Shaklee Japan Kabushiki Kaisha |
| Ticker Code: | 8205 JP |
| Transaction Date: | February 25, 2002 |
| Shareholder: | Yamanouchi Consumer Inc |
| Shares Owned: | 20,148,000 shares |
| Percentage of Outstanding Shares: | 77.73% |
| Previous Percentage Owned: | - |

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Significant Shareholder Changes for Japanese Companies Page 9/10

| | |
|---|---|
| Company Name: | Daiwa Kosho Lease Co. |
| Ticker Code: | 9762 JP |
| Transaction Date: | February 18, 2002 |
| Shareholder: | Daiwa House Industry Co. |
| Shares Owned: | 42,965,000 shares |
| Percentage of Outstanding Shares: | 28.67% |
| Previous Percentage Owned: | 27.67% |

| | |
|---|---|
| Company Name: | Keiiyu Co. |
| Ticker Code: | 9856 JP |
| Transaction Date: | February 19, 2002 |
| Shareholder: | Yamasan YK |
| Shares Owned: | 2,096,000 shares |
| Percentage of Outstanding Shares: | 19.90% |
| Previous Percentage Owned: | 16.35% |

Note: Only shareholder who own or owned over 5 percent and had a change in holdings are included.

Percent of shares owned takes into account all potential shares as well as those already issued and outstanding.

 

--Akihito Fukuda in Global Data Tokyo (813) 3201-3226

Story illustration: To see more on insider buying and selling for Japan TNI JAPAN IBS BN <GO>

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Daiwa House to Miss Forecast on Falling Orders, Report Says Page 1/2

Osaka, Japan, Nov. 2 (Bloomberg) -- Daiwa House Industry Co., an Osaka-based homebuilder, probably fell short of its earnings forecast in its fiscal first half, ended Sept. 30, because of a decline in sales of single-family homes, the Nihon Keizai newspaper said, without citing sources.

The company will probably post a group operating profit of 22 billon yen, compared with its most recent forecast of 28 billion yen ($229.6 million), the paper said. That would be a 6 percent decline from a year earlier. Sales rose 3 percent, to 580 billion yen, the paper said.

The profit fell because of a decline in sales of custom-built homes, which are more profitable than apartments, the report said.

Group net income probably totaled 9 billion yen, compared with the 11.5 billion yen forecast provided by Toyo Keizai, a financial information service, according to the report.

(Nihon Keizai, p. 17, 11-2)
For the Nihon Keizai Web site, see NKEI <Go>

--Neha Kumar in the Tokyo newsroom (813) 3201-3739 or at

Daiwa House to Miss Forecast on Falling Orders, Report Says 

nkumar2@bloomberg.net /tk

Story Illustration: To chart Daiwa House Industry share price,
click on 1925 JP <Equity> GP <GO>

Daiwa House Falls on Decline in September Home Sales Agreements

Osaka, Japan, Oct. 12 (Bloomberg) -- Daiwa House Industry Co. shares fell as much as 8.3 percent after the rate of real estate sales contracts signed in urban areas declined last month from the year-ago period.

The Osaka-based house builder fell as much as 67 yen to 803 yen. Some 2.33 million shares changed hands, almost 1.5 times the three-month daily average.

''The declining contract rates for houses, which is its main business, may be driving today's stock decline,'' said Tsubasa Research Institute Ltd. analyst Toshihiro Ishijima, adding ''the company will face further problems taking house orders in the second half.''

The Real Estate Economic Institute Co. yesterday said the September sales rate for condominiums in the Tokyo area fell to 71.6 percent from 75.4 percent in the same month last year. The September residence contract rate in the area fell to 56.9 percent from 64.1 percent.

''In a recession, people tend to postpone buying homes,'' said Ishijima, adding that condominium sales, which had held firm

Daiwa House Falls on Decline in September Home Sales Agreements 

this year, were also declining.

The housing sector accounted for 37.3 percent of Daiwa House's 917 billion yen ($7.56 billion) in sales for the fiscal year ended March 31. Condominiums provided 21.1 percent, with 24.1 percent derived from other buildings, shops and warehouses, said Daiwa House spokesman Eiji Matsuda.

Matsuda said houses usually have a life span of 25 years but this was being extended amid concerns over the economy, further depressing residential sales.

''People are unwilling to move out of their homes, even if the property is more than 25 years old, amid concerns over job losses at big companies,'' Matsuda said.

Ishijima, who has an ''average'' rating on Daiwa House, sees the stock at the 800-yen level this year.

--Norie Kuboyama in the Tokyo newsroom at (813) 3201-8208 or nkuboyama@bloomberg.net /sjf/sm

Story illustration: To track the shares of Daiwa House Industry, see 1925 JP <Equity> GP <GO> .

 